U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D,C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K [] Form 20-F [] Form 11-K [] Form 10-Q [] Form N-SAR
     For Period Ended:  December 31, 1997
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended:

_________________________________________________________________
Read Attached Instruction Sheet Before Preparing Form. Please print or type.

     Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.
_________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I--Registration Information
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Full Name of Registrant:  Pride Companies, L.P.
                          Commission File No. 1-10473

Former Name if Applicable:  N/A

Address of Principal Executive Office:  1209 North Fourth Street
                                        Abilene, Texas  79601
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Part II--Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if
appropriate.)       [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III--Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F,
11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant mothballed its refinery as previously announced, on March 22, 1998. The Partnership prepared its financial statements for the fiscal year ended December 31, 1997, and such financial statements were audited by the Registrant's independent accountants in preparation for timely filing the Form 10-K on March 31, 1998. However, the determination of the effects of the mothballing of the refinery, including non-cash charges, severance costs and reversals of accruals, were not complete on March 31, 1998. Additional time is needed to complete development of appropriate disclosures for inclusion in the "Notes to Financial Statements" and "Management's Discussion and Analysis of Liquidity and Capital Resources" sections of its Form 10-K related to the mothballing of its refinery and to revisions to its debt agreements.
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Part IV--Other Information
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(1)  Name and telephone number of person to contact in regard to this notification:

          George Percival     (915) 674-8324

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                     [X] Yes    [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     [X] Yes     [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Form 10-K when filed will report a net loss for the year ended December 31, 1997 of $45.0 million compared to a net loss of $6.4 million for the year ended December 31, 1996.

The net loss for 1997 increased from 1996 primarily as a result of $41.4 million in costs associated with ceasing refinery operations.

                      PRIDE COMPANIES, L.P.
           (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 1998     By:  George Percival
                         Title:  Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
_________________________________________________________________

                           ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).
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                      GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications must also be filed on Form
12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section
232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).